UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Telenav, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

879455103
(CUSIP Number)

BRETT HENDRICKSON
NOKOMIS CAPITAL, L.L.C.
2305 Cedar Springs Road, Suite 420
Dallas, Texas 75201
(972) 590-4100

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL MASTER FUND, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

* See Item 5 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL PARTNERS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

* See Item 5 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL OFFSHORE FUND, LTD.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON CO

* See Item 5 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL ADVISORS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

* See Item 5 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL, L.L.C.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA, OO

* See Item 5 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON BRETT HENDRICKSON*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* See Item 5 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON RICHARD L. TODARO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON MIKEL H. WILLIAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 879455103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement, as defined and described in Item 4 below, Richard L. Todaro and Mikel H. Williams are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2.  The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 23, 2015, Nokomis Capital and certain of its affiliates (“Nokomis”) entered into an agreement (the “Agreement”) with the Issuer with respect to certain matters related to the 2015 annual meeting of stockholders (the “2015 Annual Meeting”). Pursuant to the terms of the Agreement, the Issuer agreed to appoint Richard L. Todaro to the Issuer’s Board of Directors (the “Board”), within three business days following the date of the Agreement, as a Class I director with a term expiring at the Issuer’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”). The Issuer also intends to appoint an additional independent director, whose identity has been disclosed to Nokomis, to the Board as a Class I director with a term expiring at the 2016 Annual Meeting, subject to such candidate’s acceptance of the Board’s offer. Concurrent with his appointment to the Board, the Issuer agreed to appoint Mr. Todaro to the Compensation Committee of the Board. The Issuer also agreed to cause one of its incumbent directors to resign from the Board prior to the 2015 Annual Meeting, and that following such resignation, during the Restricted Period (as defined below) the Board shall be fixed at seven members and Class I of the Board shall be composed of no less than three directors.

 Pursuant to the Agreement, Nokomis is subject to certain standstill restrictions during the period from the date of the Agreement until 11:59 p.m., Pacific Time, on the day that is 15 days prior to the deadline for shareholder nominations of directors for election at the 2016 Annual Meeting (such period, the “Restricted Period”). During the Restricted Period, Nokomis is subject to customary standstill and voting obligations.  Nokomis has agreed to vote all voting securities which it is entitled to vote in accordance with the recommendation of the Board at any annual or special meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 23, 2015, Nokomis and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 24, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated September 23, 2015.

99.2	Joint Filing Agreement, dated September 24, 2015.

CUSIP NO. 879455103
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2015	NOKOMIS CAPITAL MASTER FUND, L.P.

	By:	Nokomis Capital, L.L.C. Investment Manager

	By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

NOKOMIS CAPITAL PARTNERS, L.P.

By:	Nokomis Capital, L.L.C. Investment Manager

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

NOKOMIS CAPITAL OFFSHORE FUND, LTD.

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Director

NOKOMIS CAPITAL ADVISORS, L.P.

By:	Nokomis Capital, L.L.C. General Partner

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

/s/ Brett Hendrickson
BRETT HENDRICKSON Individually and as attorney-in-fact for Richard L. Todaro and Mikel H. Williams